EXHIBIT 12

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

(Unaudited)

	Year Ended December 31,					Three Months Ended March 31, 2012
	2007	2008	2009	2010	2011
Income from continuing operations before provision for income taxes	$104,654	$159,133	$205,317	$270,125	$335,771	$128,097
Fixed charges	28,478	56,271	53,993	54,769	56,901	16,738
Amortization of capitalized interest, net of interest capitalized	(425)	(93)	44	2	(318)	(71)

Earnings available for fixed charges	$132,707	$215,311	$259,354	$324,896	$392,354	$144,764

Fixed charges:
Interest expense, including amortization of debt issuance costs	$17,755	$37,830	$32,252	$29,765	$24,307	$7,406
Capitalized interest	425	108	—	35	479	127
Portion of rental expense representative of interest	10,298	18,333	21,741	24,969	32,115	9,205

Total fixed charges	$28,478	$56,271	$53,993	$54,769	$56,901	$16,738

Ratio of earnings to fixed charges	4.7	3.8	4.8	5.9	6.9	8.6